UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mallinckrodt plc

(Exact name of registrant as specified in its charter)

Ireland	001-35803	98-1088325
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3 Lotus Park, The Causeway, Staines-Upon-Thames,
Surrey TW18 3AG, United Kingdom
(Address of principal executive offices)

Stephanie D. Miller
Vice President, Corporate Secretary and General Counsel, International
+44 017 8463 6700
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Mallinckrodt plc's Conflict Minerals Report ("CMR") for the calendar year ended December 31, 2019 is filed, in accordance with Rule 13p-1 of the Securities and Exchange Act of 1934, as an Exhibit to this Specialized Disclosure Form ("Form SD") and is publicly available at mallinckrodt.com/investors/sec-filings. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD or the CMR.

Item 1.02 Exhibit

The CMR required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MALLINCKRODT PLC
(Registrant)

By:	/s/ Stephanie D. Miller	Date:	May 28, 2020
Name:	Stephanie D. Miller
Title:	Vice President, Corporate Secretary and General Counsel, International